

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 24, 2021

Mike Doyle
Chief Financial Officer
Nextdoor Holdings, Inc.
420 Taylor Street
San Francisco, CA 94102

   Re: Nextdoor Holdings, Inc.
    Registration Statement on Form S-1
    Filed November 22, 2021
    File No. 333-261252

Dear Mr. Doyle:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology